UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Metromedia International Group, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

591695-10-1

(CUSIP Number)

DAVID A. PERSING

 Executive Vice President, Secretary & General Counsel

Metromedia Company

21 Main Street, Suite 202 Hackensack, New Jersey 07601

(201) 531-8022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591695-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) METROMEDIA COMPANY 62-1293303

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

8.

Shared Voting Power
1,046,000 (Assumes the conversion of 200,000 shares of 7.25% cumulative convertible preferred stock owned by a trust affiliated with John W. Kluge.  The rate used to determine the number of shares of Common Stock is a function of the $50 per share liquidation preference, the amount of any accrued and unpaid dividends and the initial conversion price of $15.00, subject to adjustment based on certain events defined in the Certificate of Designation for the Preferred Shares, none of which have occurred.  Also assumes that no shares of Preferred Stock have been converted into shares of Common Stock and unpaid dividends per share of Preferred Stock equal to $28.50 at the time of conversion (which amount reflects the accrued and unpaid dividends per share of Preferred Stock as of June 30, 2007 as reported by the Issuer).

	9.	Sole Dispositive Power 0

10.

Shared Dispositive Power
1,046,000 (Assumes the conversion of 200,000 shares of 7.25% cumulative convertible preferred stock owned by a trust affiliated with John W. Kluge.  The rate used to determine the number of shares of Common Stock is a function of the $50 per share liquidation preference, the amount of any accrued and unpaid dividends and the initial conversion price of $15.00, subject to adjustment based on certain events defined in the Certificate of Designation for the Preferred Shares, none of which have occurred.  Also assumes that no shares of Preferred Stock have been converted into shares of Common Stock and unpaid dividends per share of Preferred Stock equal to $28.50 at the time of conversion (which amount reflects the accrued and unpaid dividends per share of Preferred Stock as of June 30, 2007 as reported by the Issuer).

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,046,000 (Assumes the conversion of 200,000 shares of 7.25% cumulative convertible preferred stock owned by a trust affiliated with John W. Kluge.  The rate used to determine the number of shares of Common Stock is a function of the $50 per share liquidation preference, the amount of any accrued and unpaid dividends and the initial conversion price of $15.00, subject to adjustment based on certain events defined in the Certificate of Designation for the Preferred Shares, none of which have occurred.  Also assumes that no shares of Preferred Stock have been converted into shares of Common Stock and accrued and unpaid dividends per share of Preferred Stock equal to $28.50 at the time of conversion (which amount reflects the accrued and unpaid dividends per share of Preferred Stock as of June 30, 2007 as reported by the Issuer).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 591695-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JOHN W. KLUGE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

8.

Shared Voting Power
1,046,000 (Assumes the conversion of 200,000 shares of 7.25% cumulative convertible preferred stock owned by a trust affiliated with John W. Kluge.  The rate used to determine the number of shares of Common Stock is a function of the $50 per share liquidation preference, the amount of any accrued and unpaid dividends and the initial conversion price of $15.00, subject to adjustment based on certain events defined in the Certificate of Designation for the Preferred Shares, none of which have occurred.  Also assumes that no shares of Preferred Stock have been converted into shares of Common Stock and unpaid dividends per share of Preferred Stock equal to $28.50 at the time of conversion (which amount reflects the accrued and unpaid dividends per share of Preferred Stock as of June 30, 2007 as reported by the Issuer).

	9.	Sole Dispositive Power 0

10.

Shared Dispositive Power
1,046,000 (Assumes the conversion of 200,000 shares of 7.25% cumulative convertible preferred stock owned by a trust affiliated with John W. Kluge.  The rate used to determine the number of shares of Common Stock is a function of the $50 per share liquidation preference, the amount of any accrued and unpaid dividends and the initial conversion price of $15.00, subject to adjustment based on certain events defined in the Certificate of Designation for the Preferred Shares, none of which have occurred.  Also assumes that no shares of Preferred Stock have been converted into shares of Common Stock and unpaid dividends per share of Preferred Stock equal to $28.50 at the time of conversion (which amount reflects the accrued and unpaid dividends per share of Preferred Stock as of June 30, 2007 as reported by the Issuer).

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,046,000 (Assumes the conversion of 200,000 shares of 7.25% cumulative convertible preferred stock owned by a trust affiliated with John W. Kluge.  The rate used to determine the number of shares of Common Stock is a function of the $50 per share liquidation preference, the amount of any accrued and unpaid dividends and the initial conversion price of $15.00, subject to adjustment based on certain events defined in the Certificate of Designation for the Preferred Shares, none of which have occurred.  Also assumes that no shares of Preferred Stock have been converted into shares of Common Stock and accrued and unpaid dividends per share of Preferred Stock equal to $28.50 at the time of conversion (which amount reflects the accrued and unpaid dividends per share of Preferred Stock as of June 30, 2007 as reported by the Issuer).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 591695-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STUART SUBOTNICK

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

8.

Shared Voting Power
1,046,000 (Assumes the conversion of 200,000 shares of 7.25% cumulative convertible preferred stock owned by a trust affiliated with John W. Kluge.  The rate used to determine the number of shares of Common Stock is a function of the $50 per share liquidation preference, the amount of any accrued and unpaid dividends and the initial conversion price of $15.00, subject to adjustment based on certain events defined in the Certificate of Designation for the Preferred Shares, none of which have occurred.  Also assumes that no shares of Preferred Stock have been converted into shares of Common Stock and unpaid dividends per share of Preferred Stock equal to $28.50 at the time of conversion (which amount reflects the accrued and unpaid dividends per share of Preferred Stock as of June 30, 2007 as reported by the Issuer).

	9.	Sole Dispositive Power 0

10.

Shared Dispositive Power
1,046,000 (Assumes the conversion of 200,000 shares of 7.25% cumulative convertible preferred stock owned by a trust affiliated with John W. Kluge.  The rate used to determine the number of shares of Common Stock is a function of the $50 per share liquidation preference, the amount of any accrued and unpaid dividends and the initial conversion price of $15.00, subject to adjustment based on certain events defined in the Certificate of Designation for the Preferred Shares, none of which have occurred.  Also assumes that no shares of Preferred Stock have been converted into shares of Common Stock and unpaid dividends per share of Preferred Stock equal to $28.50 at the time of conversion (which amount reflects the accrued and unpaid dividends per share of Preferred Stock as of June 30, 2007 as reported by the Issuer).

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,046,000 (Assumes the conversion of 200,000 shares of 7.25% cumulative convertible preferred stock owned by a trust affiliated with John W. Kluge.  The rate used to determine the number of shares of Common Stock is a function of the $50 per share liquidation preference, the amount of any accrued and unpaid dividends and the initial conversion price of $15.00, subject to adjustment based on certain events defined in the Certificate of Designation for the Preferred Shares, none of which have occurred.  Also assumes that no shares of Preferred Stock have been converted into shares of Common Stock and accrued and unpaid dividends per share of Preferred Stock equal to $28.50 at the time of conversion (which amount reflects the accrued and unpaid dividends per share of Preferred Stock as of June 30, 2007 as reported by the Issuer).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1%

14.	Type of Reporting Person (See Instructions) IN

Introduction:

Metromedia Company, John W. Kluge and Stuart Subotnick (the “Reporting Person”) are filing this Amendment No. 4 to Schedule 13D relating to Metromedia International Group, Inc. (the “Issuer”) to disclose that it is no longer the beneficial owner of shares of Common Stock of the Issuer in excess of 5% of the issued and outstanding shares of Common Stock of the Issuer.

Item 4.	Purpose of Transaction

As previously disclosed, the Reporting Person sold all shares of Common Stock of which it was beneficial owner (other than shares of Common Stock issuable to the Reporting Person upon conversion of 200,000 shares of the Issuer’s 7.25% cumulative convertible preferred stock (the “Preferred Shares”)) at a price of $1.80 per share in the tender offer by Caucus Com Ventures L.P., through its wholly owned subsidiary CaucusCom Mergeco Corp.

Item 5.	Interest in Securities of the Issuer

(a)  Upon tendering all shares of Common Stock of which it was a beneficial owner to CaucusCom Mergeco Corp., the Reporting Person no longer holds any shares of Common Stock of the Issuer.

(b)  The Reporting Person tendered all shares of Common Stock of which it was a beneficial owner (other than shares of Common Stock issuable to the Reporting Person upon conversion of the 200,000 Preferred Shares held by the Reporting Person) to CaucusCom Mergeco Corp. for $1.80 per share on August 21, 2007.

(c)  On August 21, 2007, the date on which the Reporting Person tendered all of its shares of Common Stock of which it was a beneficial owner (other than shares of Common Stock issuable upon conversion of the 200,000 Preferred Shares) to CaucusCom Mergeco Corp., the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of Issuer.

(d)  The Reporting Person, through a trust affiliate with Mr. Kluge of which Mr. Kluge is grantor and Messrs. Kluge and Subotnick are trustees, continues to own 200,000 Preferred Shares which are currently convertible into 1,046,000 shares of the Issuer’s common stock.  The rate used to determine the number of shares of Common Stock is a function of the $50 per share liquidation preference, the amount of any accrued and unpaid dividends and the initial conversion price of $15.00, subject to adjustment based on certain events defined in the Certificate of Designation for the Preferred Shares, none of which have occurred.  Also assumes that no shares of Preferred Stock have been converted into shares of Common Stock and  a market price of $1.80 per share for the Common Stock and accrued and unpaid dividends per share of Preferred Stock equal to $28.50 at the time of conversion (which amount reflects the accrued and unpaid dividends per share of Preferred Stock as of June 30, 2007 as reported by the Issuer).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2007

METROMEDIA COMPANY

By:	/s/ Stuart Subotnick
Name: Stuart Subotnick
Title: General Partner

/s/ John W. Kluge
John W. Kluge

/s/ Stuart Subotnick
Stuart Subotnick